Jefferson
Bankshares, Inc.                                                            NEWS

123 EAST MAIN STREET, CHARLOTTESVILLE, VA 22902


CONTACTS: Donald W. Fulton, Jr.                      Maria Weisensee
          Vice-President-Investor Relations          Georgeson & Company, Inc.
          804-972-1115                               212-440-9847


                                  For Release: Immediate
                                               November 1, 1996

                      Jefferson Bankshares, Inc. Announces
                      Preliminary Results of Tender Offer

Charlottesville, VA ... Jefferson Bankshares, Inc. (NASDAQ NMS: JBNK) announced today preliminary results of the Modified Dutch Auction Tender Offer that expired today, November 1, 1996, at 5:00 p.m. Eastern time. Based upon a preliminary count, shareholders tendered approximately 1.22 million shares. Subject to verification, the price will be $28.00 per share for all shares purchased in the tender. Both the number of shares and the share price set forth above are preliminary and are subject to final verification by the Bank of New York, which acted as the Depositary in the Offer. The actual number of shares to be purchased and the price per share will be announced within several days upon completion of the verification process.

         The tender offer was commenced on September 26, 1996. Under the terms of the offer, Jefferson offered to repurchased up to 1.25 million shares of its common stock within a price range of $25 per share to $28 per share. Based upon the preliminary results, the value of the shares to be purchased will be $34 million. The preliminary number of shares to be purchased represents 8.1 percent of Jefferson's 15.1 million shares of common stock outstanding on September 30, 1996.

         Jefferson Bankshares, Inc. is a bank holding company based in Charlottesville, Virginia and has approximately $2.1 billion in total assets. Its subsidiary bank, Jefferson National Bank, has 96 banking offices covering a significant portion of Virginia.